Aptil 8, 2005

To Whom it May Concern;

The firm of Armando C. Ibarra, Certified Public Accounts, APC consents to the inclusions of our report of March 29, 2005 on the audited finacial statements of Studio 54, Inc., (a development stage company), as of December 24, 2004, in any filings that are nesessray new or in the near future with the U.S. Securities Exchange Commission.


Very Truly Yours,
/s/ Armand C. Ibarra
ARMANDO C. IBARRA, C.P.A